UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-101)

           Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                               (Amendment No. 6)*

                         SunCom Wireless Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86775103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                              O'Melveny & Myers LLP
                        30 Rockefeller Plaza, 24th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13-d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------
1
        NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC 13-337-6808
--------------------------------------------------------------------------------
2                                                              (a)
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (see Instructions)
                                                               (b) |X|
--------------------------------------------------------------------------------
3
        SEC USE ONLY
--------------------------------------------------------------------------------
4
        SOURCE OF FUNDS (see Instructions)

                     WC
--------------------------------------------------------------------------------
5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                 |_|
--------------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                                 7
           NUMBER OF                   SOLE VOTING POWER

            SHARES                     9,058,407 Class A Common Stock
                                 -----------------------------------------------
         BENEFICIALLY            8
                                       SHARED VOTING POWER
           OWNED BY
                                                  Not applicable.
             EACH                -----------------------------------------------
                                 9
           REPORTING                   SOLE DISPOSITIVE POWER

          PERSON WITH                             9,058,407 Class A Common Stock
                                 -----------------------------------------------
                                 10
                                       SHARED DISPOSITIVE POWER
                                                  Not applicable.
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,058,407 Class A Common Stock
--------------------------------------------------------------------------------
12      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 |X|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
14
        TYPE OF REPORTING PERSON (see Instructions)

                     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         J.P. Morgan (SBIC) LLC (the successor to J.P. Morgan Investment Corporation) 13-3610568
--------------------------------------------------------------------------------
2                                                             (a)
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (see Instructions)
                                                              (b) |X|
--------------------------------------------------------------------------------
3
        SEC USE ONLY
--------------------------------------------------------------------------------
4
        SOURCE OF FUNDS (see Instructions)

                     WC
--------------------------------------------------------------------------------
4
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)              |_|
--------------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
           NUMBER OF             7     SOLE VOTING POWER

            SHARES                     7,549,104 Class B Non-voting Common Stock

         BENEFICIALLY            8     SHARED VOTING POWER

           OWNED BY                    Not applicable.

             EACH                9     SOLE DISPOSITIVE POWER

           REPORTING                   7,549,104 Class B Non-voting Common Stock

          PERSON WITH            10    SHARED DISPOSITIVE POWER

                                       Not applicable.
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,549,104 Class B Non-voting Common Stock
--------------------------------------------------------------------------------
12      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW
        (11) EXCLUDES CERTAIN SHARES                    |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.7%
--------------------------------------------------------------------------------
14
        TYPE OF REPORTING PERSON (see Instructions)

                     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

        Sixty Wall Street SBIC Fund, L.P.
        13-3926426
--------------------------------------------------------------------------------
2                                                             (a)
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (see Instructions)
                                                              (b) |X|
--------------------------------------------------------------------------------
3
        SEC USE ONLY
--------------------------------------------------------------------------------
4
        SOURCE OF FUNDS (see Instructions)

                     WC
--------------------------------------------------------------------------------
5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                  |_|
--------------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER

            SHARES                      376,995 Class B Non-voting Common Stock

         BENEFICIALLY            8      SHARED VOTING POWER

           OWNED BY                     Not applicable.

             EACH                9      SOLE DISPOSITIVE POWER

           REPORTING                    376,995 Class B Non-voting Common Stock

          PERSON WITH            10     SHARED DISPOSITIVE POWER

                                        Not applicable.
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     376,995 Class B Non-voting Common Stock
--------------------------------------------------------------------------------
12      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 |X|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.5%
--------------------------------------------------------------------------------
14
        TYPE OF REPORTING PERSON (see Instructions)

                     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

Preliminary Note: The information contained in this Schedule 13D/A has been amended to reflect a change in the executive officers of the Controlling Persons of the Reporting Persons.

Item 1.  Security and Issuer.

         This statement (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, sometimes referred to herein as the "Common Stock"), of SunCom Wireless Holdings, Inc. (the "Issuer"). The Class B Common Stock may be converted at any time at the option of the holder thereof into an equivalent number of shares of Class A Common Stock. The Issuer's principal executive offices are located at 375 Technology Drive, Malvern, PA 19355.

Item 2.  Identity and Background.

         This Statement is being filed by each of the following Reporting
         Persons: (i) J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, L.P.), a Delaware limited Partnership (hereinafter referred to as "JPMP (SBIC)") whose principal office is located at c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10020, (ii) J.P. Morgan SBIC LLC, a Delaware limited liability company (hereinafter referred to as "JPM SBIC"), whose principal office is located at 60 Wall Street, New York, New York 10260, and (iii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership (hereinafter referred to as "Sixty Wall"), whose principal office is located at 60 Wall Street, New York, New York 10260.

         JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (SBIC Manager)", whose principal business office is located at the same address as JPMP (SBIC). JPMP (SBIC Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC) Manager (the "JPMP (SBIC) Manager Disclosed Parties"). As the general partner of JPMP (SBIC), JPMP (SBIC Manager) may be deemed to beneficially own the shares held by JPMP
         (SBIC).

         JPMP (SBIC) Manager is a wholly-owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the "JPM Chase Bank Disclosed Parties").

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

         JPM SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPM SBIC (the "JPM SBIC Disclosed Parties").

         JPM SBIC is a wholly-owned subsidiary of JPMP Capital, LLC (formerly known as J.P. Morgan Capital Corporation), a Delaware limited liability company (hereinafter referred to as "JPMP Captial), whose principal business office is located at the same address as JPM SBIC. JPMP Capital is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of JPMP Capital (the "JPMP Capital Disclosed Parties").

         Sixty Wall is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of JPMorgan Chase & Co., a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMP Capital and its subsidiaries.

         The general partner of Sixty Wall is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Sixty Wall, JPM SBIC and JPMP Capital (hereinafter referred to as "Sixty Wall Corp."). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by references are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. (the "Sixty Wall Corp. Disclosed Parties"). As the general partner of Sixty Wall, Sixty Wall Corp. may be deemed to beneficially own the shares held by Sixty Wall.

         Each of JPM Chase Bank, JPMP SBIC and Sixty Wall Corp. is a wholly-owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule F hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase (the "JPMorgan Chase Disclosed Parties"), and together with the JPMP (SBIC) Manager Disclosed Parties, the Chase Bank Disclosed Parties, the JPM SBIC Disclosed Parties, the JPMP Capital Disclosed Parties, and the Sixty Wall Corp. Disclosed Parties, the "Disclosed Parties").

         During the last five years, no Reporting Person or, to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds provided by JPMP (SBIC) for the purchase of the Issuer's Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPM SBIC for the purchase of the Issuer's Common Stock were obtained from JPM SBIC contributed capital, which includes funds that are held available for such purpose. All of the funds for Sixty Wall's purchase of the Issuer's Common Stock were obtained from Sixty Wall contributed capital, which includes funds that are held available for such purpose.

Item 4.  Purpose of Transactions.

         On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation (the "Merger"), with the surviving corporation being J.P. Morgan Chase. As a result of the Merger, J.P. Morgan Chase indirectly acquired the Issuer's Common Stock held by JPM SBIC and Sixty Wall and as a result thereof, J.P. Morgan Chase may be deemed the indirect Beneficial Owner through the Reporting Persons of 16,945,006 shares of the Issuer's Common Stock which represented 26.7% of the Issuer's outstanding Common Stock as of December 31, 2003.

         JPMP (SBIC), JPM SBIC, Sixty Wall, Private Equity Investors III, L.P. and Equity-Linked Investors-II, which collectively owned an aggregate of 56.3% of the outstanding Class A common stock of the Issuer as of March 26, 2001, have verbally agreed that they will not be selling any additional securities of the Issuer at this time. They have also verbally agreed to act together, in cooperation with the Issuer and the Issuer's management, in determining the timing and extent of future sales of securities of the Issuer. The foregoing entities should be deemed to be acting together for such purposes until further notice.

         The acquisition of the Issuer's equity securities has been made by JPMP
         (SBIC), JPM SBIC and Sixty Wall for investment purposes. Although none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present intention to do so, each of JPMP (SBIC), JPM SBIC and Sixty Wall may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transaction, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP
         (SBIC), JPM SBIC and Sixty Wall may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

         Except as set forth in this Item 4, none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of
         Item 4 of Schedule 13D. However, JPMP (SBIC), JPM SBIC and Sixty Wall each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12 (g) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         JPMP (SBIC) may be deemed the beneficial owner of 9,058,407 shares of Common Stock, which represents 12.8% of the Issuer's Common Stock as of December 31, 2005. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPM SBIC may be deemed beneficial owner of 7,549,104 shares of the Issuer's Non-Voting Common Stock, which represents 10.7% of the outstanding shares of the Issuer's Common Stock as of December 31, 2005. JPM SBIC has the sole voting power and dispositive power with respect to its shares of the Issuer's Non-Voting Common Stock. Sixty Wall may be deemed the beneficial owner of 376,995 shares of the Issuer's Non-Voting Common Stock, which represents 0.5% of the Issuer's Common Stock as of December 31, 2005. Sixty Wall has the sole voting power and dispositive power with respect to its shares of the Issuer's Non-Voting Common Stock. Each of JPMP (SBIC), JPM and Sixty Wall disclaims that it is a member of a group with any other persons either for purposes of this Statement or for any other purpose related to its beneficial ownership of the Issuer's securities.

         Each of the Reporting Persons is a party to the agreement described in the second paragraph of Item 4 (the "Agreement"), and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Issuer's Common Stock (a "Group"). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of Common Stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

         On December 7, 2001, JPMP (SBIC) sold 2,395,457 shares of Class A Common Stock for a purchase price of $29.10 per share in an open market transaction.

         On July 1, 2002, Arnold L. Chavkin, an executive officer of the Reporting Persons and a director of the Issuer, received a stock award (the "Stock Award") pursuant to a Director Stock Award Agreement by and between the Issuer and Arnold L. Chavkin, dated as of July 1, 2002, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. The Stock Award vests in five equal annual installments commencing June 1, 2003. On June 1, 2003, 4,750 shares vested under the Stock Award. On June 1, 2004, 4,750 shares vested under the Stock Award. Mr. Chavkin is obligated to transfer these shares to JPMP (SBIC) at its request.

         Except as reported in Item 4 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

         No person other than JPMP (SBIC), JPM SBIC and Sixty Wall, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common stock owned beneficially by JPMP (SBIC), JPM SBIC and Sixty Wall.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Stockholders Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall are parties to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among the Issuer and certain of its stockholders, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

         Verbal Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall is a party to the verbal agreement described in the second paragraph of Item 4 of this Statement, which description is incorporated by reference herein in response to this Item.

Item 7.  Material to be Filed as Exhibits.

SCHEDULE A

Item 2 information for executive officers and directors of JPMP (SBIC) Manager.

SCHEDULE B

Item 2 information for executive officers and directors of Chase Bank.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

SCHEDULE C

Item 2 information for executive officers and directors of JPM SBIC.

SCHEDULE D

Item 2 information for executive officers and directors of JPMCC.

SCHEDULE E

Item 2 information for executive officers and directors of Sixty Wall Corp.

SCHEDULE F

Item 2 information for executive officers and directors of JP Morgan Chase.

EXHIBIT A

First Amended and Restated Stockholders Agreement, dated October 27, 1999 by and among SunCom Wireless Holdings, Inc., AT&T Wireless PCS, L.L.C., and the other parties appearing on the signature pages thereto.*

EXHIBIT B

Restricted Stock Agreement dated July 1, 2002.*

EXHIBIT C

Joint Filing Agreement*

*Filed previously.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 14, 2005        J.P. MORGAN PARTNERS (23A SBIC), L.P.
--------------------------
  Date
                              By:  J.P. Morgan Partners (23A SBIC Manager), Inc.
                                      its General Partner

                              By:  /s/ Jeffrey C. Walker
                                   ---------------------------------------------
                                   Name:  Jeffrey C. Walker
                                   Title:   President

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   February 14, 2005                   J.P. MORGAN SBIC LLC
------------------------
         Date

                                       By: /s/ Jeffrey C. Walker
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title:   President

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   February 14, 2005                   SIXTY WALL STREET SBIC FUND, L.P.
-----------------------
        Date
                                        By:  Sixty Wall Street SBIC Corporation,
                                                its General Partner

                                        By:  /s/ Jeffrey C. Walker
                                             -------------------------------
                                             Name:  Jeffrey C. Walker
                                             Title:   President

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.
                  ---------------------------------------------

                             Executive Officers(1)
                             ---------------------

President                                           Jeffrey C. Walker*
Chief Investment Officer                            Arnold L. Chavkin*
Managing Director                                   Srinivas Akkaraju*
Managing Director                                   Christopher Albinson*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   John Breckenridge*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Matthew Lori*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Stephen McKenna*
Managing Director                                   Sunil Mishra*
Managing Director                                   Stephen P. Murray*
Managing Driector                                   Kevin O'Brien*
Managing Director                                   Timothy Purcell*
Managing Director                                   John Reardon*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   William Stuek*
Managing Director                                   Lauren Tyler*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------

                               Jeffrey C. Walker*

----------------------
(1)   Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                               EXECUTIVE OFFICERS
                   JPMORGAN CHASE BANK, A NATIONAL ASSOCIATION
                   -------------------------------------------

Directors(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of Real
   Estate/Facilities, General Services, Security       John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer, Treasury &
   Securities Services                                 Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

------------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                  Directors(1)
                                  ------------

Name                                  Principal Occupation or Employment;
                                      Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.              Chairman and Chief Executive Office
                                      JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                           President and Chief Operating Officer
                                      JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
David A. Coulter                      Chairman, West Coast Region
                                      JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
Michael J. Cavanaugh                  Chief Financial Officer
                                      JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
Charles W. Scharf                     Head of Retail Financial Services
                                      JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
Don M. Wilson III                     Chief Risk Officer
                                      JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------

---------------------
(1)   Each of whom are U.S. Citizens

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE C

                                JPMORGAN SBIC LLC
                                -----------------

                              Executive Officers(1)
                              ---------------------

President                                      Jeffrey C. Walker*
Chief Investment Officer                       Arnold L. Chavkin*
Managing Director                              Srinivas Akkaraju*
Managing Director                              Christopher Albinson*
Managing Director                              Dr. Dana Beth Ardi*
Managing Director                              Christopher C. Behrens*
Managing Director                              John Breckenridge*
Managing Director                              Julie Casella-Esposito*
Managing Director                              Rodney A. Ferguson*
Managing Director                              Michael R. Hannon*
Managing Director                              Matthew Lori*
Managing Director                              Jonathan R. Lynch*
Managing Director                              Stephen McKenna*
Managing Director                              Sunil Mishra*
Managing Director                              Stephen P. Murray*
Managing Director                              Kevin O'Brien*
Managing Director                              Timothy Purcell*
Managing Director                              John Reardon*
Managing Director                              Faith Rosenfeld*
Managing Director                              Shahan D. Soghikian*
Managing Director                              William Stuek*
Managing Director                              Lauren Tyler*
Managing Director                              Timothy J. Walsh*
Managing Director                              Richard D. Waters, Jr. *
Managing Director                              Damion E. Wicker, M.D.*

                                  Directors(1)

                               Jeffrey C. Walker*

-------------------------------

(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE D
                                JPMP CAPITAL LLC
                                ----------------

                              Executive Officers(1)
                              ---------------------

President                                    Jeffrey C. Walker*
Chief Investment Officer                     Arnold L. Chavkin*
Managing Director                            Srinivas Akkaraju*
Managing Director                            Christopher Albinson*
Managing Director                            Dr. Dana Beth Ardi*
Managing Director                            Christopher C. Behrens*
Managing Director                            John Breckenridge*
Managing Director                            Julie Casella-Esposito*
Managing Director                            Rodney A. Ferguson*
Managing Director                            Michael R. Hannon*
Managing Director                            Matthew Lori*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Stephen McKenna*
Managing Director                            Sunil Mishra*
Managing Director                            Stephen P. Murray*
Managing Director                            Kevin O'Brien*
Managing Director                            Timothy Purcell*
Managing Director                            John Reardon*
Managing Director                            Faith Rosenfeld*
Managing Director                            Shahan D. Soghikian*
Managing Director                            William Stuek*
Managing Director                            Lauren Tyler*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr. *
Managing Director                            Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------

                               Jeffrey C. Walker*
                               ------------------

-------------------------------

(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE E

                       SIXTY WALL STREET SBIC CORPORATION
                       ----------------------------------

                              Executive Officers(1)
                              ---------------------

President                                          Jeffrey C. Walker*
Chief Investment Officer                           Arnold L. Chavkin*
Managing Director                                  Srinivas Akkaraju*
Managing Director                                  Christopher Albinson*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  John Breckenridge*
Managing Director                                  Julie Casella-Esposito*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Matthew Lori*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Stephen McKenna*
Managing Director                                  Sunil Mishra*
Managing Director                                  Stephen P. Murray*
Managing Director                                  Kevin O'Brien
Managing Director                                  Timothy Purcell*
Managing Director                                  John Reardon*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  William Stuek*
Managing Director                                  Lauren Tyler*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr. *
Managing Director                                  Damion E. Wicker, M.D.*

                                  Directors(1)

                               Jeffrey C. Walker*

-------------------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE F

                              JPMORGAN CHASE & CO.
                              --------------------

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer     William B. Harrison Jr.*
President and Chief Operating Officer                 James Dimon*
Chief Information Officer                             Austin A. Adams*
Co-Chairman, Investment Bank                          Steven D. Black*
Chief Executive Officer, Card Services                William I. Campbell*
Chief Financial Officer                               Michael J. Cavanagh*
Chairman, West Coast Region                           David A. Coulter*
Director of Human Resources, Head of Real
  Estate/Facilities, General Services, Security       John J. Farrell*
Co-General Counsel                                    Joan Guggenheimer*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Head, Commercial Banking                              Samuel Todd Maclin*
Head, Strategy and Business Development               Jay Mandelbaum*
Co-General Counsel                                    William H. McDavid*
Chief Executive Officer, Treasury &
  Securities Services                                 Heidi Miller*
Head, Retail Financial Services                       Charles W. Scharf*
Executive Vice President, Card Services               Richard J. Srednicki*
Head, Asset & Wealth Management                       James E. Staley*
Chief Risk Officer                                    Don M. Wilson III*
Co-Chairman, Investment Bank                          William T. Winters*

------------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

                                  Directors(1)
                                  ------------

 Name                       Principal Occupation or Employment;
                            Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer           Retired Chairman of the Board and
                            Chief Executive Officer
                            Deere & Company
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs             Former Chairman and CEO
                           TIAA - CREF
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy       Retired Chairman of the Board
                           Honeywell International Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke           President
                            Comcast Cable Communications, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown             President
                           Henry Crown and Company
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                President and Chief Operating Officer
                           JPMorgan Chase & Co.
                           270 Park Avenue, 8th Floor
                           New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter            President and Trustee
                           American Museum of Natural History
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------

-------------------
(1)   Each of whom is a United States citizen.

                                  SCHEDULE 13D

Issuer: SunCom Wireless Holdings, Inc.                    CUSIP Number: 86775103
--------------------------------------------------------------------------------

 Name                       Principal Occupation or Employment;
                            Business or Residence Address
--------------------------------------------------------------------------------
 William H. Gray, III       Retired President and Chief Executive Officer
                            The College Fund/UNCF
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.   Chairman of the Board and Chief Executive Officer
                            JPMorgan Chase & Co.
                            270 Park Avenue, 8th Floor
                            New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.      Chairman and Chief Executive Officer
                            Clear Creek Properties, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                           Exxon Mobil Corporation
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler           Owner
                           John W. Kessler Company
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp            Chairman
                           The St. Paul Travelers Companies, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian      Chairman and Chief Executive Officer
                           Masco Corporation
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak            Chairman and Chief Executive Officer
                           Yum! Brands, Inc.
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------

 Name                       Principal Occupation or Employment;
                            Business or Residence Address
--------------------------------------------------------------------------------
 John R. Stafford           Retired Chairman of the Board
                           Wyeth
                            c/o JPMorgan Chase & Co.
                            270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------